Exhibit 99.1

FOR IMMEDIATE RELEASE

SILICOM ANNOUNCES FILING OF SHELF
REGISTRATION STATEMENT TO REPLACE
EXPIRING REGISTRATION STATEMENT

KFAR SAVA, Israel — April 3, 2017, - Silicom Ltd. (NASDAQ: SILC) today announced that it has filed a Replacement shelf registration statement on Form F-3 with the U.S. Securities and Exchange Commission (SEC) to replace the Current shelf registration statement filed in 2014, which will expire on April 4, 2017. The Replacement registration statement is subject to review by the SEC.

Similar to the Current registration statement, the Replacement registration statement, if and when declared effective by the SEC, will allow the Company the flexibility to offer and sell ordinary shares from time to time through various methods of distribution in one or more offerings up to a total amount of $80 million. In accordance with SEC rules, the Company may offer securities under the Current registration statement until the Replacement registration statement is declared effective, subject to a maximum period of 180 days. At this time, the Company has no plans to offer securities under either shelf registration statement, and any future offering would be subject to market conditions and approval by the Company's Board of Directors. Any future offering of securities covered by a shelf registration statement will be made only by means of a prospectus supplement authorized and filed by the Company.

The Replacement registration statement has been filed with the SEC but has not yet been declared effective by the SEC. The securities being registered may not be sold, nor may offers to buy be accepted, until the registration statement becomes effective. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification under its securities laws.  Any offering of the securities covered under the shelf registration statements will be made solely by means of the prospectus included in the relevant registration statement and any applicable prospectus supplement issued with respect to any offering.

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to increase data center efficiency, Silicom’s solutions dramatically improve the performance and availability of networking appliances and other server-based systems.

Silicom’s products are used by a large and growing base of OEM customers, many of whom are market leaders, as performance-boosting solutions for their offerings in the Cyber Security, Network Monitoring and Analytics, Traffic Management, Application Delivery, WAN Optimization, High Frequency Trading and other mission-critical segments within the fast-growing data center, enterprise networking, virtualization, cloud computing and big data markets. Silicom’s product portfolio includes multi-port 1/10/25/40/100 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Encryption accelerators, Ultra Low Latency solutions, Time Stamping and other innovative Smart adapters. These products are available for incorporation directly into our OEM customers' systems, or provided as part of Silicom’s patented SETAC (Server To Appliance Converter), a unique approach to the provision of high quality standard platforms with modular front connectivity.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, limitations on our ability to cause the Replacement Registration Statement to be declared effective by the SEC; changes in operations, financial results and economic conditions that limit the Company's ability to raise additional capital; changes in the Company's operations or financial position that impact its anticipated use of proceeds from the sale of securities under the Registration Statements; changes in general market, economic, regulatory or industry conditions; and other risks referenced from time to time in the Company's filings with the SEC. For all these reasons, you should not assume that the Company will be willing or able to issue any securities pursuant to the Registration Statements. You should be aware that new factors may emerge from time to time and it is not possible for the Company to identify all such factors, nor can the Company predict the impact of each such factor on its plans, or the extent to which any one or more factors may cause actual results to differ from those reflected in any of our forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the Company that it will achieve such forward-looking statements. The Company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail: silicom@gkir.com